Exhibit 12.1

Computation Of Ratio Of Earnings To Fixed Charges

	Year Ended December 31, 2011(a)	Year Ended December 31, 2010	Year Ended December 31, 2009	Period October 29, 2008 to December 31, 2008	Period January 1, 2008 to October 28, 2008	Year Ended December 31, 2007

	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Earnings:
(Loss) Income before taxes	$(722,640)	$(25,344)	$(12,258)	$(1,235)	$90,645	$138,037
Fixed charges:
Interest expense	132,579	130,849	129,200	26,167	31,838	22,447
Estimate of interest implicit in rental expense	35,498	35,474	36,933	9,136	45,456	50,310

Total fixed charges	168,077	166,323	166,133	35,303	77,294	72,757

(Loss) Earnings before fixed charges and income taxes	(554,563)	$140,979	$153,875	$34,068	$167,939	$210,794

Ratio of earnings to fixed charges	(3.30)	0.9	0.9	1.0	2.2	2.9

(Loss) Earnings deficiency to cover fixed charges	$(722,640)	$(25,344)	$(12,258)	$(1,235)	$—	$—

(a)	Net loss for 2011 includes the non-cash impairment charges listed below based on the results of the Company’s 2011 annual impairment testing, the tax impact associated with the impairment charges and charges related to deferred tax valuation allowances. Except as noted, all of the impairment charges relate to the home respiratory therapy/home medical equipment reporting unit.

(i) Goodwill impairment of $509.9 million;

(ii) Trade name impairment of $60.0 million ($56.4 million of which relates to the home respiratory therapy/home medical equipment reporting unit and $3.6 million of which relates to the home infusion therapy reporting unit);

(iii) Capitated relationships intangible asset impairment of $30.4 million;

(iv) Patient service equipment impairment of $45.5 million;

(v) Property, equipment and improvements impairment of $12.1 million;

(vi) Tax benefit relating to the goodwill, intangible and long-lived assets impairment of $166.9 million; and

(vii) Valuation allowance against our net deferred tax assets of $220.5 million.

All of these items resulted in a $711.5 million increase in our net loss in fiscal 2011.